DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION


If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional advisers.

If you have sold or transferred all your shares in China Petroleum & Chemical Corporation, you should at once hand this circular together with the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.


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                               [GRAPHIC OMITTED]

                    CHINA PETROLEUM & CHEMICAL CORPORATION
              (a joint stock limited company incorporated in the People's Republic of China with limited liability)







                    PROPOSED DOMESTIC CORPORATE BOND ISSUE





-------------------------------------------------------------------------------

A notice convening an extraordinary general meeting of China Petroleum & Chemical Corporation to be held at the Conference Room on the 6th Floor of the Offices of China Petroleum & Chemical Corporation, 6A Huixindong Street, Chaoyang District, Beijing, the People's Republic of China on Wednesday, 15 October 2003 at 9:00 a.m. is set out on pages 6 to 9 of this circular. Whether or not you are able to attend the meeting, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event not less than 24 hours before the time appointed for holding the meeting.

Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

                                                                25 August 2003

-------------------------------------------------------------------------------
                           LETTER FROM THE CHAIRMAN
-------------------------------------------------------------------------------


                               [GRAPHIC OMITTED]

                    CHINA PETROLEUM & CHEMICAL CORPORATION
              (a joint stock limited company incorporated in the People's Republic of China with limited liability)


Directors:                                    Registered Office:
Chen Tonghai                                  A6, Huixindong Street
Wang Jiming                                   Chaoyang District
Mou Shuling                                   Beijing, 100029
Zhang Jiaren                                  People's Republic of China
Cao Xianghong
Liu Genyuan                                   Place of Business in Hong Kong:
Liu Kegu                                      12th Floor, Office Tower
Fan Yifei                                     Convention Plaza
                                              1 Harbour Road
Independent Non-Executive Directors:          Wan Chai
Chen Qingtai                                  Hong Kong
Ho Tsu Kwok Charles
Shi Wanpeng
Zhang Youcai

Empolyee Representative Director:
Cao Yaofeng

                                              25 August 2003

To the Shareholders

Dear Sir or Madam,

                    PROPOSED DOMESTIC CORPORATE BOND ISSUE

1.    INTRODUCTION

      On 22 August 2003, China Petroleum & Chemical Corporation ("Sinopec Corp.") announced that it has made an application to the National Development and Reform Commission ("NDRC") (such application has been referred to the State Council pending its approval) in relation to a proposed issue of domestic corporate bonds of an aggregate value of RMB3.5 billion (the "03 Sinopec Bonds") to citizens holding valid and legal proof of identity of the People's Republic of China ("PRC") and PRC legal persons, save for those who are prohibited by PRC laws or regulations from subscription (the "Bond Issue"). It is intended that applications be made immediately after the Bond Issue is completed to the China Securities Regulatory Commission ("CSRC") and the Shanghai Stock Exchange for the listing of the 03 Sinopec Bonds on the Shanghai Stock Exchange.

      Under the Company Law of the PRC and Sinopec Corp.'s articles of association, the Bond Issue is subject to the approval of shareholders (including holders of H Shares and holders of Domestic Shares).

      Upon the approval of the Bond Issue by the shareholders of Sinopec Corp. at an extraordinary general meeting, the Bond Issue will still be subject to the final approval of the NDRC and the State Council. The timing of the Bond Issue shall be subject to both the final approvals of the NDRC and the State Council, as well as the bond market conditions in the PRC. Further announcement will be made by Sinopec Corp. when the final approvals of the NDRC and the State Council have been obtained and the maturity period and the coupon rate of the 03 Sinopec Bonds have been fixed.

      The purpose of this circular is to provide you with the information and the recommendation of the board of directors of Sinopec Corp. ("Directors") in respect of the proposed Bond Issue.

2.    DETAILS THE PROPOSED BOND ISSUE

      The proposed arrangements for the Bond Issue are as follows (such arrangements shall be subject to the terms and conditions in the offering prospectuses finally approved by the NDRC):

      (i)         Total issuing amount:        RMB3.5 billion

      (ii)        Bond maturity:               15 years or 20 years (single
                                               category)

      (iii)       Issue price:                 According to the par value of
                                               the bonds

      (iv)        Coupon rate:                 Fixed rate with interests being
                                               paid annually. The reasonable
                                               range of interest rates are
                                               preliminarily estimated to be
                                               between 4.14% to 4.34% per
                                               annum (15 years) and 4.29% to
                                               4.49% per annum (20 years),
                                               subject to the final approval
                                               of the People's Bank of China

      (v)         Form of bonds:               The 03 Sinopec Bonds will be
                                               booked under the real names of
                                               the investors and in the form
                                               of depository certificates
                                               universally printed by China
                                               Government Securities
                                               Depository Trust & Clearing
                                               Co., Ltd.

      (vi)        Interest and principal       The interest will be paid
                  repayment:                   annually. The principal will
                                               be repaid together with the
                                               last instalment of interest

      (vii)       Scope of issuance:           Available to the public of the
                                               PRC

      (viii)      Target subscribers:          Citizens holding valid and
                                               legal proof of identity of the
                                               PRC and PRC legal persons (save
                                               for those who are prohibited by
                                               PRC laws or regulations from
                                               subscription)

      (ix)        Guarantor:                   China Petrochemical Corporation
                                               (being the controlling
                                               shareholder of Sinopec Corp.),
                                               which shall receive RMB3.5
                                               million from Sinopec Corp. as
                                               the consideration for providing
                                               the guarantee for the whole
                                               term of the Bond Issue. The
                                               guarantee shall be obtained by
                                               Sinopec Corp. from China
                                               Petrochemical Corporation on
                                               normal commercial terms and in
                                               the ordinary and usual course
                                               of business of Sinopec Corp.

      (x)         Listing of bonds:            Applications be made
                                               immediately after the Bond
                                               Issue is completed to the CSRC
                                               and the Shanghai Stock Exchange
                                               for the listing of the 03
                                               Sinopec Bonds on the Shanghai
                                               Stock Exchange

3.    USE OF PROCEEDS

      It is expected that the net proceeds arising from the Bond Issue will amount to approximately RMB3.47 billion. The Directors presently intend to apply the proceeds to fund the construction of pipelines for imported crude oil in Ningbo-Shanghai-Nanjing ("Ningbo-Shanghai-Nanjing Pipeline Project") and refined oil products in the southwestern region of the PRC ("Southwestern Pipeline Project"), as well as projects for the improvement of the adjustment technology for the structure of synthetic resin products ("Synthetic Resin Project") and the adjustment technology for raw materials of chemical fertilizers in the Baling region of Hunan ("Baling Project"), Hubei ("Hubei Project") and Jinling of the PRC ("Jinling Project").

      The Ningbo-Shanghai-Nanjing Pipeline Project and the Southwestern Pipeline Project were previously disclosed in an announcement issued by Sinopec Corp. on 12 April 2001 and part of the proceeds from the Bond Issue shall be used to supplement this two projects. The feasibility study for the Ningbo-Shanghai-Nanjing Pipeline Project was approved by the State Development Planning Commission (being the current NDRC) pursuant to the approval document no. Jichanye [2002] 2824. It is estimated that the Ningbo-Shanghai-Nanjing Pipeline Project shall be completed in 2005. The feasibility study for the Southwestern Pipeline Project was approved by the NDRC pursuant to the approval document no. Fagaigongye [2003] 3451. It is estimated that the Southwestern Pipeline Project shall be completed in 2004.

      The feasibility study of the Synthetic Resin Project was approved by the State Economic and Trade Commission ("SETC") pursuant to the approval document no. Guojingmao [2002] 141. It is estimated the Synthetic Resin Project shall be completed in 2004. The feasibility studies of the Baling Project, Hubei Project and Jinling Project were approved by the SETC pursuant to the approval documents no. Guojingmao [2001] 465, Guojingmao [2001] 162 and Guojingmao [2001] 161 respectively. It is estimated that the Jinling Project shall be completed in 2004 while the Baling Project and the Hubei Project shall be completed in 2005.

      Further announcement will be made by Sinopec Corp. when further details of such projects and the breakdown of the use of proceeds of the Bond Issue are available.

4.    IMPACT OF THE BOND ISSUE ON THE CAPITAL STRUCTURE OF SINOPEC CORP.

      On the basis of the estimated net proceeds arising from the Bond Issue, Sinopec Corp.'s capital structure as at 31 December 2002 and after the completion of the Bond Issue are as follows:



                                                According to                        According to
                                             the PRC Accounting              the International Financial
                                            Rules and Regulations                 Reporting Standards
                                           As at 31       After the       As at 31 December       After the
                                      December 2002      Bond Issue                    2002      Bond Issue
                                        RMB billion     RMB billion             RMB billion     RMB billion

      Total Debt                             197.75          201.25             197.48          200.98
      Total Asset                            368.38          371.88             375.88          379.38
      The ratio of Total Debt                 53.7%           54.1%              52.5%           53.0%
         to Total Asset


5.    RECOMMENDATION

      The Directors consider that the Bond Issue is in the interests of Sinopec Corp. and will be beneficial to the improvement of the shareholder's return on their investment. The interest rate in Renminbi is currently at a historically low level after being reduced consecutively for 8 times since May 1996. On the other hand, the amount of savings deposited in PRC financial institutions has increased substantially due to the steady economic growth in the PRC. The Directors, therefore, consider that it is the appropriate time to finance the funding of Sinopec Corp. through the Bond Issue.

      The Directors also consider that the Bond Issue will enable Sinopec Corp. to broaden its financing channels. The Bond Issue shall become a new type of financing vehicle of Sinopec Corp. after the issue of H shares of Sinopec Corp. ("H Shares") and domestic shares of Sinopec Corp. ("Domestic Shares").

      As the cost of debt financing is much lower than that of equity financing, the Directors consider that debt financing is in general more preferable over equity financing. A corporate bond issue also has the lowest cost of financing, compared with bank loans and other financing tools currently available. The interest rates for the 03 Sinopec Bonds is preliminarily estimated to be between 4.14% to 4.34% per annum (15 years) and between 4.29% to 4.49% per annum (20 years) (subject to the final approval of the People's Bank of China), whereas the current basic interest rate of bank loans in the PRC for 1 to 3 years, 3 to 5 years and more than 5 years is 5.49%, 5.58% and 5.76% per annum, respectively.

6.    EXTRAORDINARY GENERAL MEETING

      You will find on pages 6 to 9 of this circular a notice of the extraordinary general meeting to be held at the Conference Room on the 6th Floor of Sinopec Corp.'s Offices at 6A Huixindong Street, Chaoyang District, Beijing, PRC on Wednesday, 15 October 2003 at 9:00 a.m. ("EGM").

      A form of proxy for use in connection with the EGM is enclosed. Whether or not you are able to attend the meeting, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event not less than 24 hours before the time appointed for holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

7.    GENERAL

      According to the Articles of Association of Sinopec Corp., the register of members of Sinopec Corp. will be closed from 16 September 2003 to 15 October 2003 (both dates inclusive). Shareholders should note that during such period no H Share transfer will be registered.

      Holders of Sinopec Corp.'s H shares whose names appear on the register of members maintained by Computershare Hong Kong Investor Services Limited and holders of domestic shares whose names appear on the domestic shares register maintained by Sinopec Corp. at the close of business on Monday, 15 September 2003 are eligible to attend the EGM.

      Holders of H shares and domestic shares intending to attend the EGM should return the reply slip for attending the EGM to Sinopec Corp. on or before Thursday, 25 September 2003.



                                               Yours faithfully
                                 China Petroleum & Chemical Corporation
                                               Chen Tonghai
                                               Chairman

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                                 NOTICE OF EGM
-------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]



                    CHINA PETROLEUM & CHEMICAL CORPORATION
              (a joint stock limited company incorporated in the People's Republic of China with limited liability)


              NOTICE OF THE SECOND EXTRAORDINARY GENERAL MEETING
                               FOR THE YEAR 2003

      NOTICE IS HEREBY GIVEN that the second Extraordinary General Meeting (the "EGM") of China Petroleum & Chemical Corporation ("Sinopec Corp.") for the year 2003 will be held at the Conference Room on the 6th Floor of Sinopec Corp.'s Offices at 6A Huixindong Street, Chaoyang District, Beijing, the People's Republic of China ("PRC") on Wednesday, 15 October 2003 at 9:00 a.m. for the following purposes:

      To consider and approve the following matters by way of Special
Resolutions:

      1. Sinopec Corp. be and is hereby approved and authorised, within 12 months from the date of passing of this resolution, to issue, according to the following proposal (the proposal for the issue of the 03 Sinopec Bonds shall be in accordance with the Offering Prospectuses finally approved by the National Development and Reform Commission ("NDRC")), corporate bonds to citizens holding valid and legal proof of identity of the PRC and PRC legal persons, save for those who are prohibited by PRC laws or regulations from subscription (this resolution is conditional on the final approval of the NDRC and the State Council):

          (i)      Title of the bonds:    2003 Sinopec Corporate Bonds (the "03
                                          Sinopec Bonds")

          (ii)     Total issuing amount:  RMB3.5 billion

          (iii)    Bond maturity:         15 years or 20 years (single category)

          (iv)     Issue price:           According to the par value of the
                                          bonds

          (v)      Coupon rate:           Fixed rate with interests being paid
                                          annually. The reasonable range of
                                          interest rates are preliminarily
                                          estimated to be between 4.14% to
                                          4.34% per annum (15 years) and 4.29%
                                          to 4.49% per annum (20 years),
                                          subject to the final approval of the
                                          People's Bank of China

          (vi)     Form of bonds:         The 03 Sinopec Bonds will be booked
                                          under the real names of the
                                          investors and in the form of
                                          depository certificates universally
                                          printed by China Government
                                          Securities Depository Trust &
                                          Clearing Co., Ltd.

          (vii)    Interest and principal The interest will be paid annually.
                   repayment:             The principal will be repaid
                                          together with the last instalment of
                                          interest

          (viii)   Target subscribers:    Citizens holding valid and
                                          legal proof of identity of the PRC
                                          and PRC legal persons (save for
                                          those who are prohibited by PRC laws
                                          or regulations from subscription)

          (ix)     Scope of issuance:     Available to the public of the PRC

          (x)      Reason for bond        The issuance of the 03 Sinopec
                   issuance:              Bonds in the PRC can broaden
                                          financing channels and reduce
                                          financing costs

          (xi)     Use of proceeds:       To fund the construction of
                                          pipelines for imported crude oil in
                                          Ningbo-Shanghai-Nanjing and refined
                                          oil products in the southwestern
                                          region of the PRC, as well as
                                          projects for the improvement of the
                                          adjustment technology of the
                                          structure of synthetic resin
                                          products and the adjustment
                                          technology for raw materials of
                                          chemical fertilizers

          (xii)    Guarantor:             China Petrochemical Corporation
                                          (being the controlling shareholder
                                          of Sinopec Corp.), which shall
                                          receive RMB3.5 million from Sinopec
                                          Corp. as the consideration for
                                          providing the guarantee for the
                                          whole term of the issue of the 03
                                          Sinopec Bonds. The guarantee shall
                                          be obtained by Sinopec Corp. from
                                          China Petrochemical Corporation on
                                          normal commercial terms and in the
                                          ordinary and usual course of
                                          business of Sinopec Corp.

          (xiii)   Listing of bonds:      Application(s) be made immediately
                                          after the offering of the 03 Sinopec
                                          Bonds is completed to the China
                                          Securities Regulatory Commission and
                                          the Shanghai Stock Exchange for the
                                          listing on the Shanghai Stock
                                          Exchange


      2. The board of directors of Sinopec Corp. be and is hereby authorised to deal with all matters in connection with the issuance of the 03 Sinopec Bonds, including but not limited to:

          (a) exercising all the powers of Sinopec Corp. to determine the timing and the terms of the issue of the 03 Sinopec Bonds;

          (b)     formulating the offering prospectuses for the 03 Sinopec
                  Bonds;

          (c) signing material contracts in connection with the use of proceeds from the issue of the 03 Sinopec Bonds; and

          (d) dealing with all other matters in connection with the issue of the 03 Sinopec Bonds.


                                                 By Order of the Board
                                                        Chen Ge
                                          Secretary to the Board of Directors

Beijing, PRC, 22 August 2003

Notes:

1.    ELIGIBILITY FOR ATTENDING THE EGM

      Holders of Sinopec Corp.'s H shares whose names appear on the register of members of Sinopec Corp. maintained by Computershare Hong Kong Investor Services Limited and holders of domestic shares whose names appear on the domestic shares register maintained by Sinopec Corp. at the close of business on Monday, 15 September 2003 are eligible to attend the EGM.

2.    PROXY

      (a) A member eligible to attend and vote at the EGM is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder.

      (b) A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) must be notarised.

      (c) To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to Sinopec Corp. and, in the case of holders of H shares, to Computershare Hong Kong Investor Services Limited, not less than 24 hours before the time designated for holding of the EGM.

      (d) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

3.    REGISTRATION PROCEDURES FOR ATTENDING THE EGM

      (a) A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the EGM by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

      (b) Shareholders intending to attend the EGM should return the reply slip for attending the EGM to Sinopec Corp. on or before Thursday, 25 September 2003.

      (c) Shareholders may send the above reply slip to Sinopec Corp. in person, by post or by fax.

4.    CLOSURE OF REGISTER OF MEMBERS

      The register of members of Sinopec Corp. will be closed from Tuesday, 16 September 2003 to Wednesday, 15 October 2003 (both days inclusive).

5.    OTHER BUSINESS

      (a) The EGM will not last for more than one day. Shareholders who attend shall bear their own travelling and accommodation expenses.

      (b) The address of the share registrar for H shares of Sinopec Corp., Computershare Hong Kong Investor Services Limited, is at:

            Rooms 1712-1716, 17th Floor
            Hopewell Centre
            183 Queen's Road East
            Hong Kong

      (c)   The registered address of Sinopec Corp. is at:

            A6 Huixindong Street
            Chaoyang District
            Beijing 100029
            The People's Republic of China
            Telephone No.: (+86) 10 6499 0060
            Facsimile No.: (+86) 10 6499 0022